UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MuleSoft, Inc.

(Name of Subject Company)

MuleSoft, Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.000025 per share

Class B Common Stock, par value $0.000025 per share

(Title of Class of Securities)

Class A Common Stock – 625207105

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Rob Horton

SVP, Corporate Development & General Counsel

MuleSoft, Inc.

77 Geary Street, Suite 400

San Francisco, California 94108

(415) 229-2009

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael Ringler

Denny Kwon

Rezwan Pavri

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2099

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MuleSoft, Inc., a Delaware corporation (“MuleSoft”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”) by MuleSoft. The Schedule 14D-9 relates to the offer by Malbec Acquisition Corp. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”) to exchange for each outstanding share of Class A common stock of MuleSoft, par value $0.000025 per share (“MuleSoft Class A common stock”), and Class B common stock of MuleSoft, par value $0.000025 per share (“MuleSoft Class B common stock,” and together with “MuleSoft Class A common stock,” “MuleSoft common stock” and such shares of MuleSoft common stock, “MuleSoft shares”), validly tendered and not validly withdrawn in the offer:

•	$36.00 in cash; and

•	0.0711 of a share of Salesforce common stock, par value $0.001 per share (“Salesforce common stock” and such shares of Salesforce common stock, “Salesforce shares”), together with cash in lieu of any fractional shares of Salesforce common stock;

in each case, without interest and less any applicable withholding taxes (such consideration, the “Transaction Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the Prospectus/Offer to Exchange (as defined below), and in the related Letter of Transmittal (as defined below), together with any amendments or supplements thereto, the “Offer”).

Salesforce has filed with the SEC a Registration Statement on Form S-4 dated April 2, 2018 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement on Form S-4 dated April 23, 2018 (“Amendment No.1 to the Registration Statement”), relating to the Offer and sale of shares of Salesforce common stock to be issued to holders of shares of MuleSoft common stock validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of Amendment No.1 to the Registration Statement (the “Prospectus/Offer to Exchange”), and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on April 2, 2018 (as it may be amended or supplemented from time to time) by Salesforce and the Offeror. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain disclosures as set forth below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

At 11:59 p.m., New York City time, on May 1, 2018, the Offer expired as scheduled and was not extended. The Offeror was advised by the depositary and exchange agent for the Offer that as of the expiration of the Offer, a total of 74,639,665 shares of MuleSoft Class A common stock and 37,210,949 shares of MuleSoft Class B common stock were validly tendered and not validly withdrawn in the Offer, representing approximately 83% of the aggregate voting power of the MuleSoft shares outstanding immediately after the consummation of the Offer. The number of shares of MuleSoft common stock validly tendered and not validly withdrawn in the Offer satisfied the minimum tender condition (as defined in the Prospectus/Offer to Exchange). All conditions to the Offer having been satisfied, the Offeror irrevocably accepted for payment, and will promptly pay for, all MuleSoft shares validly tendered and not validly withdrawn in the Offer.

Following the consummation of the Offer, on May 2, 2018, Salesforce and the Offeror completed the acquisition of MuleSoft pursuant to the terms of the Merger Agreement, through the merger of the Offeror with and into MuleSoft in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with MuleSoft continuing as the surviving corporation (the “Merger”).

Following the Merger, all shares of MuleSoft Class A common stock ceased trading prior to the opening of the New York Stock Exchange (“NYSE”) on May 2, 2018 and will be delisted from the NYSE and deregistered under the Securities and Exchange Act of 1934, as amended.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2018

MULESOFT, INC.

By:	/s/ Matthew Langdon
Name:	Matthew Langdon
Title:	Chief Financial Officer